EXHIBIT 99.2

Schedule A(1)

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2005
(Unaudited) (In thousands of US dollars except per share amounts)	First Quarter(2)	Second Quarter(2)	Third Quarter(2)	Fourth Quarter(2)	Total(2)

Revenues:
Hotel management fees	$24,689	$28,382	$22,531	$25,239	$100,841
Other fees	3,680	2,840	3,471	4,057	14,048
Hotel ownership revenues	20,517	27,704	9,749	7,505	65,475
Reimbursed costs	14,211	15,613	16,453	21,697	67,974
	63,097	74,539	52,204	58,498	248,338

Expenses:
General and administrative expenses	(12,720)	(13,150)	(15,625)	(16,653)	(58,148)
Hotel ownership cost of sales and expenses	(24,087)	(25,685)	(8,417)	(7,897)	(66,086)
Reimbursed costs	(14,211)	(15,613)	(16,453)	(21,697)	(67,974)
	(51,018)	(54,448)	(40,495)	(46,247)	(192,208)

Operating earnings before other items	12,079	20,091	11,709	12,251	56,130
Depreciation and amortization	(3,029)	(2,908)	(2,575)	(2,675)	(11,187)
Other expenses, net	(2,710)	(8,645)	(21,064)	(56,789)	(89,208)
Interest income	3,876	3,740	3,974	5,156	16,746
Interest expense	(3,105)	(2,530)	(2,766)	(3,144)	(11,545)
Earnings (loss) before income taxes	7,111	9,748	(10,722)	(45,201)	(39,064)

Income tax recovery (expense):
Current	(1,924)	(1,390)	2,925	(1,523)	(1,912)
Future	15	7,428	(3,644)	8,954	12,753
	(1,909)	6,038	(719)	7,431	10,841
Net earnings (loss)	$5,202	$15,786	$(11,441)	$(37,770)	$(28,223)
Basic earnings (loss) per share	$0.14	$0.43	$(0.31)	$(1.03)	$(0.77)
Diluted earnings (loss) per share	$0.14	$0.42	$(0.31)	$(1.03)	$(0.77)

______________

1	These consolidated financial statement schedules should be read in conjunction with our consolidated financial statements for that period.
2

Our strategy has been to focus on hotel management rather than hotel ownership. Over the past few years, we have reduced our ownership interests such that Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, we have changed the presentation of our consolidated statements of operations and no longer segregate our Ownership Operations segment from our Management Operations segment. Corporate expenses that were previously included in our Ownership Operations segment have been reclassified and included in general and administrative expenses. The presentation of our 2005 consolidated statements of operations have been changed to conform with the financial statement presentation adopted for 2006.

Schedule B(1)

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2004
(Unaudited) (In thousands of US dollars except per share amounts)	First Quarter(2)	Second Quarter(2)	Third Quarter(2)	Fourth Quarter(2)	Total(2)

Revenues:
Hotel management fees	$20,140	$22,939	$18,278	$22,026	$83,383
Other fees	1,967	4,084	6,438	2,093	14,582
Foreign exchange forward contracts	2,720	2,798	2,625	3,058	11,201
Hotel ownership revenues	20,332	28,399	22,383	26,615	97,729
Reimbursed costs	11,962	13,143	13,535	15,732	54,372
	57,121	71,363	63,259	69,524	261,267
Expenses:
General and administrative expenses	(11,184)	(11,416)	(10,981)	(14,018)	(47,599)
Hotel ownership cost of sales and expenses	(24,628)	(26,299)	(23,859)	(25,116)	(99,902)
Reimbursed costs	(11,962)	(13,143)	(13,535)	(15,732)	(54,372)
	(47,774)	(50,858)	(48,375)	(54,866)	(201,873)

Operating earnings before other items	9,347	20,505	14,884	14,658	59,394
Depreciation and amortization	(2,751)	(2,664)	(3,102)	(3,262)	(11,779)
Other income (expenses), net	3,279	(2,216)	(18,089)	5,120	(11,906)
Interest income	3,106	2,836	3,706	3,375	13,023
Interest expense	(1,873)	(1,995)	(3,455)	(3,138)	(10,461)
Earnings (loss) before income taxes	11,108	16,466	(6,056)	16,753	38,271

Income tax recovery (expense):
Current	(2,116)	(3,214)	364	(4,099)	(9,065)
Future	(288)	(493)	(2,830)	103	(3,508)
	(2,404)	(3,707)	(2,466)	(3,996)	(12,573)
Net earnings (loss)	$8,704	$12,759	$(8,522)	$12,757	$25,698
Basic earnings (loss) per share	$0.25	$0.36	$(0.24)	$0.35	$0.72
Diluted earnings (loss) per share	$0.24	$0.34	$(0.24)	$0.34	$0.69

______________

1	These consolidated financial statement schedules should be read in conjunction with our consolidated financial statements for that period.
2

Our strategy has been to focus on hotel management rather than hotel ownership. Over the past few years, we have reduced our ownership interests such that Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, we have changed the presentation of our consolidated statements of operations and no longer segregate our Ownership Operations segment from our Management Operations segment. Corporate expenses that were previously included in our Ownership Operations segment have been reclassified and included in general and administrative expenses. The presentation of our 2004 consolidated statements of operations have been changed to conform with the financial statement presentation adopted for 2006.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended March 31,
(In thousands of US dollars except per share amounts)	2006	2005

Revenues:
Hotel management fees	$30,384	$24,689
Other fees	5,326	3,680
Hotel ownership revenues	5,479	20,517
Reimbursed costs	16,435	14,211
	57,624	63,097
Expenses:
General and administrative expenses	(14,240)	(12,720)
Hotel ownership cost of sales and expenses	(6,493)	(24,087)
Reimbursed costs	(16,435)	(14,211)
	(37,168)	(51,018)

Operating earnings before other items	20,456	12,079
Depreciation and amortization	(2,643)	(3,029)
Other expenses, net (note 4)	(833)	(2,710)
Interest income	4,461	3,876
Interest expense	(3,710)	(3,105)
Earnings before income taxes	17,731	7,111
Income tax recovery (expense):
Current	(3,129)	(1,924)
Future	(1,219)	15
	(4,348)	(1,909)
Net earnings	$13,383	$5,202
Basic earnings per share (note 3(a))	$0.36	$0.14
Diluted earnings per share (note 3(a))	$0.36	$0.14

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)	As at March 31, 2006	As at December 31, 2005
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$245,254	$242,178
Receivables	70,048	69,690
Inventory	7,602	7,326
Prepaid expenses	5,440	2,950
	328,344	322,144

Long-term receivables	177,032	175,374
Investments in hotel partnerships and corporations (note 2)	83,990	99,928
Fixed assets	69,354	64,850
Investment in management contracts (note 2)	181,358	164,932
Investment in trademarks and trade names	4,225	4,210
Future income tax assets	13,220	14,439
Other assets	34,890	34,324
	$892,413	$880,201

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$47,097	$54,797
Long-term obligations due within one year	3,324	4,853
	50,421	59,650
Long-term obligations	275,308	273,825
Shareholders’ equity (note 3):
Capital stock	254,884	250,430
Convertible notes	36,920	36,920
Contributed surplus	11,339	10,861
Retained earnings	174,124	160,741
Equity adjustment from foreign currency translation	89,417	87,774
	566,684	546,726
	$892,413	$880,201

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended March 31,
(In thousands of US dollars)	2006	2005
Operating activities:
Net earnings	$13,383	$5,202
Items not affecting cash:
Stock-based compensation expense	522	494
Depreciation and amortization	2,643	3,029
Other expenses, net	833	2,710
Future income tax expense (recovery)	1,219	(15)
Other	541	254
Changes in non-cash working capital	(13,527)	(16,310)
Cash provided by (used in) operating activities	5,614	(4,636)

Investing activities:
Advances of long-term receivables	(2,261)	(20,813)
Receipt of long-term receivables	7,910	348
Investments in hotel partnerships and corporations	1,797	(7,180)
Disposal of hotel partnerships and corporations	-	5,346
Purchase of fixed assets	(5,606)	(3,607)
Investments in trademarks, trade names and management contracts	(3,952)	(131)
Other assets	(1,481)	(51)
Cash used in investing activities	(3,593)	(26,088)

Financing activities:
Long-term obligations including current portion	(1,968)	132
Issuance of shares	4,406	5,617
Dividends paid	(1,657)	(1,558)

Cash provided by financing activities	781	4,191

Increase (decrease) in cash and cash equivalents	2,802	(26,533)
Increase (decrease) in cash and cash equivalents due to unrealized foreign exchange gain (loss)	274	(1,680)
Cash and cash equivalents, beginning of period	242,178	226,377

Cash and cash equivalents, end of period	$245,254	$198,164

Supplementary information:
Interest received	$4,659	$4,667
Interest paid	(2,596)	(3,000)
Income taxes paid	(1,774)	(3,106)

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)	Three months ended March 31,
(In thousands of US dollars)	2006	2005

Retained earnings, beginning of period	$160,741	$192,129
Net earnings	13,383	5,202
Retained earnings, end of period	$174,124	$197,331

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(In thousands of US dollars except per share amounts)

In these interim consolidated financial statements, the words “we”, “us”, “our”, and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2005.

1.	Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2005, except as disclosed below:

(a)	Non-monetary transactions:

In June 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Section 3831, “Non- Monetary Transactions”, which introduces new requirements for non-monetary transactions initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of Section 3831, on a prospective basis for transactions initiated on or after January 1, 2006, did not have an impact on our consolidated financial statements for the three months ended March 31, 2006.

(b)	Financial instruments:

In January 2005, the CICA issued Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. These standards are effective for fiscal years beginning on or after October 1, 2006. The impact of adoption of these standards is not yet determinable, as it will be dependent on our unsettled positions, hedging strategies, and market volatility at the time of transition.

(c)	Comparative figures:

Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2006.

2.	Hotel investment transaction:

During the three months ended March 31, 2006, we contributed our equity interest in a property under our management in exchange for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.

3.	Shareholders’ equity:

As at March 31, 2006, we have 3,725,698 outstanding Variable Multiple Voting Shares (“VMVS”), 33,029,478 outstanding Limited Voting Shares (“LVS”), and 4,394,243 outstanding stock options (weighted average exercise price of C$59.65 ($51.11)).

(a)	Earnings per share:

A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:

	Three months ended March 31,
	2006		2005

	Net earnings	Shares	Net earnings	Shares
Basic earnings per share amounts	$13,383	36,685,329	$5,202	36,608,763
Effect of assumed dilutive conversions:
Stock option plan	-	583,483	-	1,535,543
Diluted earnings per share amounts	$13,383	37,268,812	$5,202	38,144,306

The diluted earnings per share calculation excluded the effect of the assumed conversions of 1,535,776 stock options to LVS, under our stock option plan, during the three months ended March 31, 2006 (2005 – 9,000 stock options), as the inclusion of these options would have resulted in an anti-dilutive effect. There was no dilution in 2006 and 2005 relating to our convertible senior notes.

(b)	Stock-based compensation:

We use the fair value-based method to account for all employee stock options granted or modified on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

There were 41,650 stock options granted in the three months ended March 31, 2006 at a weighted average exercise price of C$62.61 ($53.65). The fair value of stock options granted in the three months ended March 31, 2006 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.09% to 4.17%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 27%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months ended March 31, 2006, the weighted average fair value of the options at the grant dates was C$21.49 ($18.41). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period. There were no stock options granted in the three months ended March 31, 2005.

Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the three months ended March 31, 2006 and 2005, if we had applied the fair value-based method to options granted during 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:

	Three months ended March 31,
	2006	2005

Stock-based compensation expense	$(522)	$(494)
Net earnings, as reported	$13,383	$5,202
Increase in stock-based compensation expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	(646)	(691)
Pro forma net earnings	$12,737	$4,511
Earnings per share:
Basic, as reported	$0.36	$0.14
Basic, pro forma	0.35	0.12
Diluted, as reported	0.36	0.14
Diluted, pro forma	0.34	0.12
4.	Other expenses, net:

	Three months ended March 31,
	2006	2005

Foreign exchange loss	$(528)	$(393)
Asset provisions and write downs	(305)	(1,931)
Loss on disposition of assets	-	(386)
	$(833)	$(2,710)

The net foreign exchange loss in 2006 and 2005 related primarily to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries.

As at March 31, 2006, we have foreign exchange forward contracts in place to sell forward $24,579 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.156 maturing over the period to June 2006. These contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. This resulted in a $67 foreign exchange loss being recorded in the three months ended March 31, 2006.

Subsequent to March 31, 2006, we have sold forward an additional $28,784 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.137 maturing over the period to October 2007.

5.	Pension benefit expense:

The pension benefit expense for the three months ended March 31, 2006 was $ 944 (2005 - $621).

6.	Segmented information:

Our strategy has been to focus on hotel management rather than hotel ownership. Over the past few years, we have reduced our ownership interests such that Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, corporate expenses have been included in general and administrative expenses in the consolidated statements of operations for the three months ended March 31, 2006. Corporate expenses for the three months ended March 31, 2005 that previously were included in our Ownership Operations segment have been reclassified to the Management Operations segment and included in general and administrative expenses in the consolidated statements of operations.

	Three Months Ended March 31, 2006
	Management Operations	Ownership Operations	Total

Revenues:
Hotel management fees	$30,384	$-	$30,384
Other fees	5,326	-	5,326
	35,710	-	35,710
Hotel ownership revenues	-	5,479	5,479
Reimbursed costs	16,435	-	16,435
	52,145	5,479	57,624

Expenses:
General and administrative expenses	(14,240)	-	(14,240)
Hotel ownership cost of sales and expenses	-	(6,493)	(6,493)
Reimbursed costs	(16,435)	-	(16,435)
	(30,675)	(6,493)	(37,168)
Operating earnings (loss) before other items	$21,470	$(1,014)	$20,456

	Three Months Ended March 31, 2005
	Management Operations	Ownership Operations	Total

Revenues:
Hotel management fees	$24,689	$-	$24,689
Other fees	3,680	-	3,680
	28,369	-	28,369
Hotel ownership revenues	-	20,517	20,517
Reimbursed costs	14,211	-	14,211
	42,580	20,517	63,097

Expenses:
General and administrative expenses	(12,720)	-	(12,720)
Hotel ownership cost of sales and expenses	-	(24,087)	(24,087)
Reimbursed costs	(14,211)	-	(14,211)
	(26,931)	(24,087)	(51,018)
Operating earnings (loss) before other items	$15,649	$(3,570)	$12,079